SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

PAR Technology Corporation

(Name of Issuer)

Common Stock, par value $.02

(Title of Class of Securities)

698884103

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages(s))

Page 1 of 4 pages

CUSIP NO. 698884103
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	John W. Sammon	###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]

	N/A	(b)	[ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 6 7 8	SOLE VOTING POWER: 5,493,300 SHARED VOTING POWER: 150 SOLE DISPOSITIVE POWER: 5,493,300 SHARED DISPOSITIVE POWER: 150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,493,450
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

71,400*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

36.53%
12	TYPE OF REPORTING PERSON*

IN

*	These shares are beneficially owned by Mr. Sammon’s wife, Deanna D. Sammon, in which Mr. Sammon disclaims beneficial ownership.

Page 2 of 4 pages

Item 1. (a)	Name of Issuer: PAR Technology Corporation

Item 1. (b)	Address of Issuer’s Principal Executive Offices:
PAR Technology Park 8383 Seneca Turnpike New Hartford, NY 13413-4991

Item 2. (a)	Name of Person Filing: John W. Sammon

Item 2. (b)	Address of Principal Business Office: c/o PAR Technology Corporation PAR Technology Park 8383 Seneca Turnpike New Hartford, NY 13413-4991

Item 2. (c)	Citizenship: U.S.

Item 2. (d)	Title of Class of Securities: Common Stock, par value $.02

Item 2. (e)	CUSIP Number: 698884103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the personal filing is a: Not Applicable

Item 4.	Ownership

(a) Amount Beneficially owned: 5,493,450

(b) Percent of Class: 36.53

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

5,493,300

(ii) shared power to vote or to direct the vote

150

Page 3 of 4 pages

(iii) sole power to dispose or to direct the disposition of

5,493,300

(iv) shared power to dispose or to direct the disposition of

150
Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which acquired the Security being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAR Technology Corporation

Date: February 10, 2011	By:	/s/ John W. Sammon
Name: John W. Sammon
Title: President

Page 4 of 4 pages